Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    May    2004



                         PINE VALLEY MINING CORPORATION
________________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
________________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                         Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________




VANCOUVER, BRITISH COLUMBIA, May 14, 2004 - Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) (the "Company" or "Pine Valley") is pleased to announce that the Company has issued 3,333,334 shares of its common stock at a price of $0.90 CAD per share in a non-brokered private placement. Sprott Asset Management Inc. purchased the common shares on behalf of various funds it manages. The shares issued will have a hold period expiring September 12, 2004 The proceeds of the issuance were $3,000,000 and will be used as part of the capital requirements for mine-site construction of the Willow Creek Coal Project and general working capital.

Pine Valley recently announced it has signed a non-binding letter of intent with a leading coal trading company with extensive experience in the coal industry. Subject to the negotiation and execution of final agreements and the approvals of both companies' Boards of Directors, a $10 million CAD ($7.6 million USD) debt facility will be provided for capital requirements for mine-site construction and working capital required to begin mining by the end of June 2004. The letter of intent includes a provision that requires the Company to raise a minimum of a further $3 million CAD, which the non-brokered private placement satisfies, to secure a total of $13 million CAD. This is the projected amount required to complete the initial mine construction and begin operations.



PINE VALLEY MINING CORPORATION
"Graham Mackenzie"
Graham Mackenzie
President and Chief Executive Officer

Pine Valley Mining Corporation web site: www.pinevalleycoal.com
Contacts:
Graham Mackenzie                       Ray Lagace
President & CEO                        Head of Investor Relations
(604) 682-4678                        (604) 682-4678
Vancouver, British Columbia, Canada
graham.mackenzie@radiant.net           raylagace@radiant.net




The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 30, 2003 and the Company's Annual Information Form dated September 17, 2003.









                                  Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                          Pine Valley Mining Corporation

Date:    May 14, 2004                    " Graham Mackenzie "
                                      President and Chief Executive Officer